FEDERAL INSURANCE COMPANY

Endorsement No.:	9

Bond Number:	70437181

NAME OF ASSURED: RBC FUNDS TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 7 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 12, 2015	By
Authorized Representative

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No.:	10

Bond Number:	70437181

NAME OF ASSURED: RBC FUNDS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

RBC SMID Cap Growth Fund
RBC Enterprise Fund
RBC Small Cap Core Fund
RBC Microcap Value Fund
Tax-Free Money Market Fund
Prime Money Market Fund
U.S. Government Money Market Fund
Access Capital Community Investment Fund
RBC Mid Cap Value Fund
RBC BlueBay Emerging Market Select Bond Fund
RBC BlueBay Emerging Market Corporate Bond Fund
RBC BlueBay Global High Yield Bond Fund
RBC BlueBay Global Convertible Bond Fund
RBC BlueBay Absolute Return Fund
RBC Emerging Markets Equity Fund
RBC Emerging Markets Small Cap Equity Fund
RBC Short Duration Fixed Income Fund
RBC Ultra-Short Income Fund
RBC Global Opportunities Fund
RBC International Opportunities Fund
RBC Small Cap Value Fund
RBC BlueBay Total Return Credit Fund
RBC BlueBay Emerging Market Unconstrained Fixed Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 12, 2015	By

Authorized Representative

ICAP Bond	Page 1
Form 17-02-0949 (Rev. 1-97)